Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

FCB FINANCIAL HOLDINGS, INC.

FIRST.   The name of the Corporation is FCB Financial Holdings, Inc.

SECOND.   The registered office of the Corporation in the State of Delaware is located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 and the name of its registered agent whose office address will be the same as the registered office is Corporation Service Company.

THIRD.   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL or any successor statute.

FOURTH.   The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.001 per share.

FIFTH.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

SIXTH.   Unless and except to the extent that the Bylaws of the Corporation shall so require, election of directors of the Corporation need not be by written ballot.

SEVENTH.   A.  The Corporation, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented, shall indemnify each person who is or was an officer or director of the Corporation and each person who serves or served as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation and may indemnify any and all other persons whom it shall have power to indemnify under said section (each, an “authorized representative”) from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section.

B.  A director, officer or other authorized representative of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, officer or other authorized representative, except to the extent that exculpation from liability is not permitted under the DGCL as in effect at the time such liability is determined. No amendment or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any director, officer or other authorized representative of the Corporation for or with respect to any acts or omissions of such person occurring prior to such amendment or repeal.

C.  Expenses actually and reasonably incurred by any person indemnified hereunder in defending a third party proceeding or corporate proceeding shall be paid by the Corporation in advance of the final disposition of such third party proceeding or corporate proceeding and within thirty (30) days of receipt by the secretary of the Corporation, if required by law, of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article SEVENTH. The financial ability of such person to make a repayment contemplated by this article shall not be a prerequisite to the making of an advance.

D.  Any person receiving indemnification payments under this Article SEVENTH shall reimburse the Corporation for such indemnification payments to the extent that such person also receives payments under an insurance policy in respect of such matter.

E.  The Corporation will use commercially reasonable efforts to purchase and maintain directors and officers liability insurance (or its equivalent) for the Corporation and its subsidiaries with financially responsible insurers in such amounts and against such losses and risks as are customary for the business conducted by the Corporation and its subsidiaries.

F.  The indemnification of any person and advancement of expenses, as authorized by the preceding provisions of this Article SEVENTH, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by or granted pursuant to this Article SEVENTH shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer or other authorized representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

G.  Each person who shall act as a director, officer or other authorized representative of the Corporation shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article SEVENTH. Any repeal or modification of the provisions of this Article SEVENTH by the stockholders of the Corporation or otherwise shall not adversely affect any right or benefit of a director, officer or other authorized representative existing at the time of such repeal or modification.

H.  If any word, clause or provision of this Article SEVENTH shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article SEVENTH (including, without limitation, each portion of any paragraph of this Article SEVENTH containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article SEVENTH (including, without limitation, each such portion of any paragraph of this Article SEVENTH containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

I.  The intent of this Article SEVENTH is to provide indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the DGCL. To the extent that such Section 145 or any successor thereto may be amended or supplemented from time to time, this Article SEVENTH shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

EIGHTH.  The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and the restrictions contained in Section 203 of the DGCL shall not apply to the Corporation.

NINTH.   If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.